January 2, 2025

Yue Zhu
Chief Executive Officer
Lianhe Sowell International Group Ltd.
Shenzhen Integrated Circuit Design Application Industry Park
Unit 505-3
Chaguang Road No. 1089
Nanshan District, Shenzhen, China

       Re: Lianhe Sowell International Group Ltd.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed December 26, 2024
           File No. 333-279303
Dear Yue Zhu:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 18, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1
Risk Factors
The implementation of our expansion plan may not be successful and may lead to increases in our costs and expenses..., page 25

1. We note your revised disclosures in response to prior comment 1 where you indicate that the $10 million initial investment to establish a preliminary in-house production and assembly line for the robots will be covered with 45% of the proceeds from this
       Offering. If such proceeds are less than $10 million, such amount will be supplemented by potential bank loans or other financial options. Based on your current pricing information, it appears that only $2.9 million of the net proceeds will
 January 2, 2025
Page 2

       be used to fund the initial $10 million investment. Please revise your disclosures here to indicate as such. In addition, clarify whether you have secured any bank loans or other options to fund this investment and if not, revise to include a discussion of the risk to your business plan if you are unable to obtain such financing. Similar revisions should be made to your Liquidity disclosures on page 68 and your Manufacturing discussion on page 98.
Because our initial public offering price is substantially higher than our net tangible book value per share..., page 55

2. Your disclosures here refer to dilution of $4.72 per Ordinary Share (or $4.70 per
       Ordinary Share if an over-allotment option is exercised in full). However, your disclosures on page 62 refer to dilution per Ordinary share of $4.24 and $4.22, respectively. Please revise here to correct this apparent inconsistency. Capitalization, page 61

3. Please revise to ensure the "As Adjusted (Over-allotment option not exercised)"
       column in this table properly foots. In this regard, it appears the additional paid-in-
       capital line has an incorrect amount.
        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:   Anna J. Wang